PMC-SIERRA, INC.

                        3,597,123 Shares of Common Stock

         The selling stockholders listed on page 11 of this prospectus may sell or distribute the shares through underwriters, dealers, brokers or other agents, or directly to one or more purchasers. The price may be the market price prevailing at the time of sale or a price privately negotiated.

         We will not receive any of the proceeds from the sale of the shares. However, we will pay substantially all expenses incident to their registration.

         Our common stock is quoted on the Nasdaq National Market under the symbol "PMCS." On October 26, 1999, the last reported sale price of our common stock was $85.00 per share.

         Investing in our common stock involves a high degree of risk. See "Risk Factors" located on page 1 of this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the PMC common stock to be issued in connection with this prospectus or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.



                 The date of this prospectus is October 27, 1999

         You should rely only on information or representations contained or incorporated by reference in this prospectus. No one has been authorized to provide you with any different information.

        Our business and affairs may change following the date of this prospectus. We do not have an obligation to update the information in this prospectus after the date on the cover page.

                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider all of these risks and the other information in this prospectus before investing. As a result of these risks, our business, financial condition or operating results could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

         We may become subject to additional risks in the future. We will include these risks in future Annual and Quarterly Reports we file with the Securities and Exchange Commission. These reports are incorporated into this prospectus by reference on page 8. If you are making an investment decision after the date of this prospectus and any of these reports have been filed, you should also consult and carefully consider the risk factors and other information in these reports.

If one or more of our customers changes their ordering pattern of our products or if we lose one or more of our customers, our revenues could decline

         We depend on a limited number of customers for a major portion of our revenues. Through direct, distributor and subcontractor purchases, Lucent Technologies (including Ascend Communications) and Cisco Systems each accounted for more than 10% of our fiscal 1998 revenues. We do not have long-term volume purchase commitments from any of our major customers.

         Our customers often shift buying patterns as they manage inventory levels, decide to use competing products, are acquired or divested, market different products, change production schedules or change their orders for other reasons. If one or more customers were to delay, reduce or cancel orders, our overall order levels may fluctuate greatly.

If our customers use our competitors' products instead of ours, suffer a decline in demand for their products or are acquired or sold, our revenues may decline

        Our expenses are relatively fixed so that fluctuation in our revenues may cause our operating results to fluctuate as well. Demand for our products and, as a result our revenues, may decline for the following reasons outside our control.

         As our customers design next generation systems and select the chips for those new systems at an increasingly frequent rate, our competitors have the opportunity to get our customers to switch to their products more frequently, which may cause our revenues to decline

         The markets for our products are intensely competitive and subject to rapid technological advancement in design tools, wafer manufacturing techniques and process tools. The identification and capture of future market opportunities are necessary to offset the rapid price erosion that characterizes our industry. We may not be able to develop new products at competitive pricing and performance levels. Even if we are able to do so, our completion of product development and introduction of new products to market may not be in a timely manner. Our customers may substitute use of our products with those of current or future competitors.

         We typically face competition at the design stage, where customers evaluate alternative design approaches that require integrated circuits. Our competitors have increasingly frequent opportunities to supplant our products in next generation systems because of shortened product life and design-in cycles in many of our customers' products.

         Our competitors are major domestic and international semiconductor companies, many of which have substantially greater financial and other resources than us. Emerging companies also provide significant competition in our segment of the semiconductor market. Our competitors include Advanced Micro Circuits Corporation, Broadcom, Conexant Systems, Cypress Semiconductor, Dallas Semiconductor, Galileo Technology, Integrated Device Technology, IBM, Intel, Lucent Technologies, Motorola, MMC Networks, Newport Communications, Infineon, Texas Instruments, Transwitch and Vitesse Semiconductor. Over the next few years, we expect additional competitors, some of which also may have greater financial and other resources, to enter the market with new products. In addition, we are aware of a number of venture-backed companies that each focus on a specific portion of our broad range of products. These companies collectively could represent future competition for many design wins, and subsequent product sales.

         We must often redesign our products to meet rapidly evolving industry standards and customer specifications, which may delay an increase in our revenues

         We sell products to a market whose characteristics include rapidly evolving industry standards, product obsolescence, and new manufacturing and design technologies. Many of the standards and protocols for our products are based on high speed networking technologies that have not been widely adopted or ratified by one of the standard setting bodies in our customers' industry. Our customers often delay or alter their design demands during this standard-setting process. In response, we must redesign our products to suit these changing demands. Redesign usually delays the production of our products. Our products may become obsolete during these delays.

         If demand for our customers' products changes, including due to a downturn in the networking industry, our revenues could decline

         Our customers routinely build inventories of our products in anticipation of end demand for their products. Many of our customers have numerous product lines, numerous component requirements for each product and sizeable and very complex supplier structures. This makes forecasting their production requirements difficult and can lead to inventory build of certain of their suppliers' components.

         In the past, our customers have built PMC component inventories that exceeded their production requirements. Those customers materially reduced their orders. This may happen in again.

         In addition, while all of our sales are denominated in US dollars, our customers' products are sold worldwide. Any major fluctuations in currency rates could materially affect our customers' end demand, which could in turn cause them to reduce orders, which could cause our revenues to decline.


         Since we develop products many years before their volume production, if we inaccurately anticipate our customers' needs, our revenues may not increase

         Our products generally take between 18 and 24 months from initial conceptualization to development of a viable prototype, and another 6 to 18 months to be designed into our customers' equipment and into production. They often need to be redesigned because manufacturing yields on prototypes are unacceptable or customers redefine their products to meet changing industry standards. As a result, we develop products many years before volume production and may inaccurately anticipate our customers' needs. There have been times when we either designed products that had more features than were demanded when they were introduced to the market or conceptualized products that were not sufficiently feature-rich to meet the needs of our customers or compete effectively against our competitors. This may happen again.

         If the recent trend of consolidation in the networking industry continues, our customers may be acquired or sold, which could cause those customers to cancel product lines or development projects and our revenues to decline

        The networking equipment industry has experienced significant merger activity and partnership programs. Through mergers or partnerships, our customers could seek to remove redundancies in their product lines or development initiatives. This could lead to the cancellation of a product line into which PMC products are designed or a development project on which PMC is participating. In the cases of a product line cancellation, PMC revenues could be materially impacted. In the case of a development project cancellation, we may be forced to cancel development of one or more products, which could mean opportunities for future revenues from this development initiative could be lost.

         If there is not sufficient market acceptance of the recently developed specifications and protocols on which our new products are based, we may not be able to sustain or increase our revenues

         We recently introduced a number of ethernet switch products which function at gigabit and fast ethernet speeds. Gigabit ethernet involves the transmission of data over ethernet -protocol networks at speeds of up to one billion bits per second. Fast ethernet transmits data over these networks at speeds of up to 100 megabits per second. While gigabit and fast ethernet are well established, it is not clear whether products meeting these protocols will be competitive with products meeting alternative protocols, or whether these products will be sufficiently attractive within their own market spaces to achieve commercial success.

         Some of our other recently introduced products adhere to specifications developed by industry groups for transmissions of data signals, or packets, over high-speed fiber optics transmission standards. These transmission standards are called synchronous optical network, or SONET, in North America, and synchronous data hierarchy, or SDH in Europe. The specifications, commonly called packet-over-SONET/SDH, have only been recently developed, and it is not clear whether they will be widely adopted by the telecommunications industry. In addition, we can not be sure whether our products will compete effectively with packet-over-SONET/SDH offerings of other companies.

         A substantial portion of our business also relies on industry acceptance of asynchronous transfer mode, or ATM, products. ATM is a networking protocol. While ATM has been an industry standard for a number of years, the overall ATM market has not developed as rapidly as some observers had predicted it would. As a result, competing communications technologies, including gigabit and fast ethernet and packet-over-SONET/SDH, may inhibit the future growth of ATM and our sales of ATM products.

We anticipate lower margins on mature and high volume products, which could adversely affect our profitability

         We expect the average selling prices of our products to decline as they mature. Historically, competition in the semiconductor industry has driven down the average selling prices of products. If we price our products too high, our customers may use a competitor's product or an in-house solution. To maintain profit margins, we must reduce our costs sufficiently to offset declines in average selling prices, or successfully sell proportionately more new products with higher average selling prices. Yield or other production problems, or shortages of supply may preclude us from lowering or maintaining current operating costs.

We may not be able to meet customer demand for our products in a timely manner or at all if we fail to secure adequate wafer fabrication or assembly capacity or if we do not accurately predict demand

         We rely on a limited source of wafer fabrication, the loss of which could delay and limit our product shipments

         We do not own or  operate a wafer  fabrication  facility.  Two  outside foundries supply all our semiconductor device requirements. Our foundry suppliers also produce products for themselves and other companies. We may not have access to adequate capacity or certain process technologies. We have less control over delivery schedules, manufacturing yields and costs than competitors with their own fabrication facilities. If the foundries we use are unable or unwilling to manufacture our products in required volumes, we may have to identify and qualify acceptable additional or alternative foundries. This qualification process could take six months or longer. We may not find sufficient capacity quickly enough, if ever, to satisfy our production requirements.

         We depend on third parties in Asia for assembly of our semiconductor products which could delay and limit our product shipments

         Sub-assemblers in Asia assemble all of our semiconductor products. Raw material shortages, political and social instability, assembly house service disruptions, currency fluctuations, or other circumstances in the region could force us to seek additional or alternative sources of supply or assembly. This could lead to supply constraints or product delivery delays which, in turn, may result in the loss of customers. We have less control over delivery schedules, assembly processes, quality assurances and costs than competitors that do not outsource these tasks.

We depend on a limited number of software suppliers, the loss of which could impede our product development

         A limited number of suppliers provide the computer aided design, or CAD, software we use to design our products. Factors affecting the price, availability or technical capability of these products could affect our ability to access appropriate CAD tools for the development of highly complex products. In particular, the CAD software industry has been the subject of extensive intellectual property rights litigation, the results of which could materially change the pricing and nature of the software we use. We also have limited control over whether our software suppliers will be able to breach technical barriers in time to fulfill our needs.

We may be left with obsolete inventory if our forecasts of demand for our products prove inaccurate

         We attempt to forecast and maintain a level of inventory in anticipation of demand for our products. Anticipating demand is difficult because our customers face volatile pricing and demand for their end-user networking equipment. If our customers were to delay, cancel or otherwise change future ordering patterns, we could be left with unwanted inventory.

The recent series of earthquakes in Taiwan could disrupt the order patterns of our customers, which in turn could lower our revenues

         Recently, Taiwan suffered a series of major earthquakes. One of our two silicon wafer suppliers, TSMC, and many of our customers' suppliers are located in Taiwan. Many of these suppliers, including TSMC, were either damaged or left without power for an extended period of time. As a result, we or one or more of our customers' suppliers may become unable to provide our customers with the components they require to manufacture their equipment. This may lead one or more of our customers to reduce their production levels and component orders until a sufficient supply of the components they need becomes available. This could materially lower our revenues.

We are subject to the risks of conducting business outside the United States to a greater extent than companies which operate their businesses mostly in the United States, which may impair our sales, development or manufacturing of our products

         We are subject to the risks of conducting business outside the United States to a greater extent than most companies because, in addition to selling our products in a number of countries, a significant portion of our research and development and manufacturing are conducted outside of the United States. This subjects us to the following risks.

         We may lose our ability to design or produce products, could face additional unforeseen costs or could lose access to key customers if any of the nations in which we conduct business impose trade barriers or new communications standards

         We may have difficulty obtaining export licenses for certain technology produced for us outside the United States. If a foreign country imposes new taxes, tariffs, quotas, and other trade barriers and restrictions or the United States and a foreign country develop hostilities or change diplomatic and trade relationships, we may not be able to continue manufacturing or sub-assembly of our products in that country and may have fewer sales in that country. We may also have fewer sales in a country that imposes new communications standards or technologies. This could inhibit our ability to meet our customers' demand for our products and lower our revenues.

         If foreign exchange rates fluctuate significantly, our profitability may decline

         We are exposed to foreign currency rate fluctuations because a significant part of our development, test, marketing and administrative costs are denominated in Canadian dollars, and our selling costs are denominated in a variety of currencies around the world. In addition, a number of the countries in which we have sales offices have a history of imposing exchange rate controls. This could make it difficult to withdraw the foreign currency denominated assets we hold in these countries.

         We may have difficulty collecting receivables from customers based in foreign countries, which could adversely affect our earnings

         We sell our products to customers around the world. Payment cycle norms in these countries may not be consistent with our standard payment terms. Thus, we may have greater difficulty collecting receivables on time from customers in these countries. This could impact our financial performance, particularly on our balance sheet.

         In addition,  we may be faced with  greater  difficulty  in  collecting outstanding balances due to the shear distances between our collection facilities and our customers, and we may be unable to enforce receivable collection in foreign nations due to their business legal systems. If one or more of our foreign customers do not pay their outstanding receivable, we may be forced to write-off the account. This could have a material impact on our earnings.

Our  business   strategy   contemplates   acquisition  of  other   companies  or
technologies, and these transactions could adversely affect our operating performance

         We recently acquired Abrizio, Inc. in exchange for approximately 4.35 million shares of PMC common stock. Abrizio, now a California subsidiary of PMC, designs high speed switching chips for core network applications. At the time of the acquisition, the design wins Abrizio products had achieved in customer equipment had not yet generated revenue. These or any follow on products may not achieve commercial success. This acquisition may not generate future earnings.

         Our strategy is to acquire additional products, technologies or businesses from third parties. Management may be diverted from our operations while they identify and negotiate these acquisitions and integrate an acquired entity into our operations. Also, we may be forced to develop expertise outside our existing businesses, and replace key personnel who leave due to an acquisition. An acquisition could absorb substantial cash resources, require us to incur or assume debt obligations, or issue additional equity. If we issue more equity, we may dilute our common stock with securities that have a senior interest.

         Acquired entities also may have unknown liabilities, and the combined entity may not achieve the results that were anticipated at the time of the acquisition.

The loss of personnel could preclude us from designing new products

         To succeed, we must retain and hire technical personnel highly skilled at the design and test functions used to develop high speed networking products and related software. The competition for such employees is intense and we do not have employment agreements in place with these key personnel. We issue common stock options that are subject to vesting as employee incentives. These options, however, are effective as retention incentives only if they have economic value.

If we cannot protect our proprietary technology, we may not be able to prevent competitors from copying our technology and selling similar products, which would harm our revenues

         To compete effectively, we must protect our proprietary information. We rely on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We hold several patents and have a number of pending patent applications.

         We might not succeed in attaining patents from any of our pending applications. Even if we are awarded patents, they may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold. In addition, our competitors may be able to design around our patents.

         We develop, manufacture and sell our products in Asian and other countries that may not protect our products or intellectual property rights to the same extent as the laws of the United States. This makes piracy of our technology and products more likely. Steps we take to protect our proprietary information may not be adequate to prevent theft of our technology. We may not be able to prevent our competitors from independently developing technologies that are similar to or better than ours.

Our products employ technology that may infringe on the proprietary rights of third parties, which may expose us to litigation and prevent us from selling our products

         Vigorous protection and pursuit of intellectual property rights or positions characterize the semiconductor industry. This often results in expensive and lengthy litigation. We, as well as our customers or suppliers, may be accused of infringing on patents or other intellectual property rights owned by third parties. This has happened in the past. An adverse result in any litigation could force us to pay substantial damages, stop manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, discontinue using certain processes or obtain licenses to the infringing technology. In addition, we may not be able to develop non-infringing technology, nor might we be able to find appropriate licenses on reasonable terms.

         Patent disputes in the semiconductor industry are often settled through cross-licensing arrangements. Because we currently do not have a substantial portfolio of patents, we may not be able to settle an alleged patent infringement claim through a cross-licensing arrangement. We are therefore more exposed to third party claims than some of our competitors and customers.

         In the past, our customers have been required to obtain licenses from and pay royalties to third parties for the sale of systems incorporating our semiconductor devices. Until December of 1997, we indemnified our customers up to the dollar amount of their purchases of our products found to be infringing on technology owned by third parties.Customers may also make claims against us with respect to infringement.

         Furthermore, we may initiate claims or litigation against third parties for infringing our proprietary rights or to establish the validity of our proprietary rights. This could consume significant resources and divert the efforts of our technical and management personnel, regardless of the litigation's outcome.

Securities we issue to fund our operations could dilute your ownership

         We may need to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of current stockholders will be reduced and the new equity securities may have priority rights to your investment. We may not obtain sufficient financing on terms we or you will find favorable. We may delay, limit or eliminate some or all of our proposed operations if adequate funds are not available.

Our stock price has been and may continue to be volatile

         In the past, our common stock price has fluctuated substantially. The reasons this may continue include the following:

-    our or our competitors' new product announcements;
- quarterly fluctuations in our financial results and other companies in the semiconductor, networking or computer industries;
-    conditions in the  networking  or  semiconductor  industry;  and
-    investor sentiment toward technology stocks.

         In addition, increases in our stock price and expansion of our price-to-earnings multiple may have made our stock attractive to momentum investors who often shift funds into and out of stocks rapidly, exacerbating price fluctuations in either direction.

Our or third parties' computer systems may fail in the year 2000, which could delay our product development and manufacturing

         Our greatest year 2000 exposure comes from our product manufacturing, packaging and delivery suppliers. Our worst case scenario would be if one or more critical suppliers fail to become year 2000 compliant and fail to develop acceptable workaround solutions. The majority of our product manufacturing, packaging and delivery is outsourced to two wafer fabrication companies, three assembly companies and one shipping company, respectively. These suppliers are generally much larger than us and we have little influence on their year 2000 preparedness schedules. While we have received written communication from our critical suppliers that they have developed an action plan to address their year 2000 issues, we cannot be certain that these plans will be implemented or be effective.

         If our suppliers are unable to manufacture our products as a result of year 2000 issues, we may be forced to find and qualify other year 2000 compliant suppliers. This qualification process could take six months or longer. We may not find sufficient capacity quickly enough to satisfy our production requirements, as we would expect that the many other companies with manufacturing models similar to ours would be vying for production capacity.

         We are also exposed to customers who may not be year 2000 compliant. If one or more of our customers' operations is interrupted due to year 2000 issue non-compliance, our revenues from these customers could be materially impacted.

                       WHERE YOU CAN FIND MORE INFORMATION

         PMC files annual, quarterly and current reports, proxy and information statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy and information statements and other information concerning PMC at the Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Information on the operation of the Public Reference Room is available by calling the Commission at 1-800-SEC-0330. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information about PMC.

         This prospectus is part of the Registration Statement on Form S-3 that PMC filed with the commission to register shares of its common stock. This prospectus does not contain all of the information contained in the Registration Statement. Parts of documents are incorporated by reference into this prospectus. You should read these documents in their entirety rather than relying just on the parts incorporated by reference. Some of these documents are exhibits to the Registration Statement. The Registration Statement together with its exhibits can be inspected and copied at the public reference facilities and regional offices of the Commission referred to above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed by PMC with the Commission pursuant to the Exchange Act, are incorporated by reference and made a part of this prospectus to the extent statements in this prospectus do not modify or supersede them:

         1. PMC's Annual Report on Form 10-K for the fiscal year ended December 27, 1998;

         2.    the  Proxy   Statement   for  PMC's   1999   Annual   Meeting  of
               Stockholders;

         3. PMC's Quarterly Reports on Form 10-Q for the quarters ended March 28, 1999 and June 27, 1999;

         4. PMC's Current Reports on Form 8-K dated August 25, 1999 and September 3, 1999.

         5. the description of our common stock in our Quarterly Report on Form 10-Q for the quarter ended June 27, 1999; and

         6. all reports, definitive proxy statements and other documents filed by PMC with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering.

         You may request a copy of any and all of the documents or information referred to above that has been or may be incorporated by reference in this prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference). Requests should be directed in writing or by phone to:

                                PMC-Sierra, Inc.
                               Investor Relations
                          8555 Baxter Place, Suite 105
                            Burnaby, British Columbia
                                 Canada V5A 4V7
                        Telephone Number: (604) 415-6000

PMC will provide these documents and information to you without charge.

                                PMC-SIERRA, INC.

         PMC  was   incorporated   in  the  State  of  California  in  1983  and
reincorporated into the State of Delaware in 1997.

         We design, develop, market and support high-performance semiconductor networking solutions. Our products are used in the high speed transmission and networking systems which are being used to restructure the global telecommunications and data communications infrastructure.

         We provide components for equipment based on ATM, SONET, SDH, T1/E1/J1 and T3/E3/J2 access transmission and ethernet protocols. Our networking products adhere to international standards and are sold on the merchant market to over 100 customers either directly or through our worldwide distribution channels.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares covered by this prospectus. We will, however, pay substantially all expenses related to the registration of the shares.

                              SELLING STOCKHOLDERS

         The name of each selling stockholder and the aggregate number of shares of common stock registered by this Registration Statement that each selling stockholder may offer and sell are set out in the table on page 11. All of the shares offered are issued and outstanding as of the date of this prospectus other than 87,290 shares of common stock issuable upon exercise of warrants by selling stockholders identified in the table on page 11. Because the selling stockholders may sell or distribute all or a portion of the shares at any time and from time to time after the date of this prospectus, we cannot estimate the number of shares of common stock that each selling stockholder may have upon completion of this offering. As of the date of this prospectus, Frank Marshall was a member of the PMC-Sierra board of directors and the following selling stockholders serve as employees or consultants of Abrizio:

-  Anders Swahn
-  Nick McKeown
-  Shang-Tse Chuang
-  Gregory Charles Adam Watson
-  Constantine Calamvokis
-  Rolf Muralt
-  Steven C. Lin
-  Saroj Behera
-  Leo Quilici
-  Zubair Hussain
-  Gireesh Shrimali

                                                    Shares to be Offered for the
      Selling Stockholder                                  Selling Stockholder
  ------------------------------------------------------------------------------

  Anders Swahn                                                 632,145

  Nick McKeown                                                 632,145

  Stanford University                                           58,699

  Frank Marshall                                                 9,482

  Fenwick & West LLP                                             7,525

  Shang-Tse Chuang                                              11,128

  Gregory Charles Adam Watson                                   11,852

  Constantine Calamvokis and Alison Lang,
  Community Property                                             7,901

  Rolf Muralt                                                    6,848

  Steven C. Lin and Robin A. Lin, Community Property             6,848

  Saroj Behera                                                  22,125

  Leo Quilici                                                    9,218

  Zubair Hussain                                                34,767

  Gireesh Shrimali                                               4,741

  Benchmark Capital                                            903,064

  Sequoia Capital VIII                                         818,446

  Sequoia International Technology Partners VIII                10,385

  Sequoia International Technology Partners VIII (Q)            54,183

  CMS Partners LLC                                              18,061

  Sequoia 1997                                                   1,987

  F&W Investments 1998                                           7,675

  Michael Dowling                                                  601

  Soleil Moscona                                                 4,515

  Dorothy Keggi                                                  3,010

  Jim Salvatore                                                  3,010

  Patrick A. McKeown                                             2,257

  Jeremy P. McKeown                                              1,354

  Alistair J. McKeown                                              903

  Hanh V. Le and Thien-Hoa T. Truong                             2,408

  Dew T. Le and Michael F. Dawson                                  903

  Nho T.T. LeHinds and Roger E. LeHinds                            451

  Sean Nhan                                                        903

  Trang T. Rowe and David Rowe                                   1,053

  Nga T. Le and Mark S. Wolter                                   1,053

  Allied Telesis KK (1)                                         30,808

  Timark LP                                                     52,978

  Leo P. Quilici Pension and Profit
  Sharing Plan dated 12/28/90 (2)                               13,829

  Hennessy 1993 Revocable Trust (3)                             18,353

  Ron Schmidt  (4)                                              45,883

  Reed Hastings (5)                                             45,883

  Morgan Littlewood (6)                                         22,941

  Carmelo Santoro, Trustee, The Carmelo J. and
  Nancy J. Santoro Family Trust, July 13, 1990                  52,226

  VLLI (7)                                                      22,576

  TOTAL                                                      3,597,123
     -------------------------------------------------------------------------
     1 Includes  15,050 shares  issuable  upon exercise of warrants.
     2 Includes  6,019 shares  issuable  upon  exercise of warrants.
     3 Includes  6,020 shares  issuable  upon  exercise of warrants.
     4 Includes  15,050 shares  issuable  upon exercise of warrants.
     5 Includes  15,050 shares  issuable  upon exercise of warrants.
     6 Includes  7,525 shares  issuable  upon  exercise of warrants.
     7 Includes 22,576 shares issuable upon exercise of warrants.

                              PLAN OF DISTRIBUTION

         The shares may be sold or  distributed  from time to time by or for the
account  of  the  selling  stockholders.   The  selling  stockholders  will  act
independently of PMC in making decisions with respect to these sales.

         The selling stockholders may use underwriters, dealers, brokers or other agents to sell or distribute some or all of the shares or may deal directly with one or more purchasers. They may use block sales, Nasdaq, the over-the-counter market, privately negotiated transactions or a combination of these. These sales may be at the market price at the time of sale, at prices related to the market price, at privately negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in these sales as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. If they act as agent for the purchaser of such shares, they may also receive compensation from the purchaser.

         The selling stockholders and any underwriters, brokers, dealers or agents that participate in distribution of the shares may be deemed "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions they receive might be deemed to be underwriting discounts and commissions under the Securities Act. Neither PMC nor the selling stockholders can presently estimate the amount of such compensation. PMC does not know of any existing arrangements relating to the sale or distribution of the shares among any selling stockholders or between any selling stockholders and any underwriter, broker, dealer or other agent.

         PMC will pay substantially all of the expenses of this offering of the shares by the selling stockholders other than commissions and discounts of underwriters, brokers, dealers or agents.

                                  LEGAL MATTERS

         The validity of the shares offered hereby will be passed upon for PMC by Wilson Sonsini Goodrich & Rosati, Professional Corporation.

                                     EXPERTS

         The consolidated financial statements of PMC-Sierra, Inc. at December 31, 1998, for the two years in the period then ended, and at December 31, 1997, appearing in this prospectus and Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, and for the year ended December 31, 1996, by Ernst & Young LLP, independent auditors, as described in their respective reports. The financial statements, as described in the reports, are incorporated by reference in this prospectus in reliance on the authority of these firms as experts in accounting and auditing.